UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO THE MARKET

EMBRAER S.A. (“Embraer or Company”), hereby inform that the Chairman of the Board of Directors of Embraer has received the resignation of Pedro Luís Farcic, with effect from September 1st, 2025. Therefore, in accordance with item V of Section 29 of the Company's Bylaws, the alternate Director, Maurício Augusto Silveira de Medeiros, will assume the vacant position until the next Annual General Meeting.

São José dos Campos, August 13, 2025.

Antonio Carlos Garcia

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations